TRANSGLOBE ENERGY CORPORATION ANNOUNCES
NEW APPOINTMENTS TO THE EXECUTIVE TEAM

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, April 12, 2012 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce new appointments to the Executive team.

The Company is pleased to announce that effective May 8, 2012; Mr. Randy Neely will join TransGlobe as the Vice President of Finance and Chief Financial Officer of the Corporation. Mr. Neely will replace Mr. David Ferguson who intends to retire in August of this year after serving for eleven years as Vice President of Finance and CFO. Mr. Ferguson will step down as VP and CFO effective May 8th and provide transition support for Mr. Neely until August of this year.

“Mr. Ferguson made valuable contributions to the growth and success of TransGlobe over the past eleven years. On behalf of the Board, the staff and the shareholders, we wish Dave a healthy, happy and well-deserved retirement,” stated Robert A. Halpin, Chairman of the Board of Directors.

Mr. Neely has over 19 years of experience in executive financial positions, including most recently CFO of Zodiac Exploration. Prior to that, he served as CFO of Pearl (Blackpearl) Exploration and Production and CFO of Trident Exploration. Previous to working directly in the oil and gas industry, Mr. Neely spent three and a half years with TD Securities investment banking and had obtained his CA designation in 1994 while with KPMG, where he spent eight years. Mr. Neely also holds a CFA designation.

In addition, the Company is pleased to announce that Mr. Brett Norris and Mr. Rob Pankiw have been promoted to the positions of Vice President, Exploration and Vice President, Engineering respectively. Mr. Norris and Mr. Pankiw have been instrumental in the Company’s tremendous growth in Egypt over the past five years. These new appointments will position the Company for continued growth through the 20,000 Bopd production level.

Mr. Norris is a professional geologist with over 24 years of diverse industry experience. Prior to joining TransGlobe as Manager of Exploitation in November 2006, Mr. Norris was Vice President, Geosciences & New Ventures at Paramount Energy Trust, involved with the Gas-Over-Bitumen AEUB regulatory hearings in addition to conventional duties managing geoscience teams and projects. Other previous experience includes manager with the international division of Nexen Inc. in their Yemen and South American teams, and has worked in various capacities for a number of exploration and production companies, after starting his career with Esso Resources in 1988.

Mr. Pankiw is a professional engineer with over 25 years of diverse industry experience including reservoir, exploitation, operations and corporate planning. Prior to joining TransGlobe as Manager of Engineering in May 2005, Mr. Pankiw worked in senior technical roles with a number of Canadian operating companies including Wiser Oil, Rio Alto Exploration, Petrovera Resources, Gulf Canada, Mobil Oil and Husky Oil. Mr. Pankiw has considerable experience in reserve evaluations and reservoir exploitation, particularly in medium to heavy gravity oil along with strong knowledge in corporate forecasting, budgeting and planning.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: (403) 264-9888
Email: investor.relations@trans-globe.com
Website: www.trans-globe.com